Exhibit 99.1

Brookfield Wealth Solutions Announces Shareholder Approval of Transaction to Simplify Corporate Structure and Results of 2026 Annual General and Special Meeting

BROOKFIELD, NEWS, July 16, 2026 – Brookfield Wealth Solutions (NYSE, TSX: BNT) announced that the transaction to simplify its corporate structure (the “Transaction”) received shareholder approval at its annual general and special meeting of shareholders held earlier today. Upon completion of the Transaction, Brookfield Wealth Solutions Ltd. will be delisted and Brookfield Corporation Ltd., which will be listed on the TSX and NYSE under the symbol “BN”, will be the new parent entity of the group. Completion of the Transaction is subject to customary conditions and is expected to close by year-end, subject to receipt of all applicable regulatory approvals.

All five nominees proposed for election to the board of directors by holders of class A exchangeable limited voting shares (“class A shares”) and all five nominees proposed for election to the board of directors by the holder of class B limited voting shares (“class B shares”) were elected. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of class A shares in regard to the election of the five directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
Dr. Soonyoung Chang	45,981,235	99.47	246,193	0.53
William Cox	44,756,772	96.82	1,470,656	3.18
Michele Coleman Mayes	46,120,051	99.77	107,377	0.23
Lars Rodert	46,118,901	99.77	108,527	0.23
Anne Schaumburg	45,793,443	99.06	433,985	0.94

Management received a proxy from the holder of class B shares to vote all 36,000 class B shares for each of the five directors nominated for election by this shareholder class, being Barry Blattman, Gregory Morrison, Lori Pearson, Sachin Shah and Michael McRaith.

All other matters put forth at the meeting were approved by shareholder vote and a summary of all votes cast by shareholders represented at the company’s annual general and special meeting of shareholders will be available electronically on EDGAR on the United States Securities and Exchange Commission’s website at www.sec.gov or on Brookfield Wealth Solutions’ SEDAR profile at www.sedarplus.ca.

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1 | Brookfield Wealth Solutions Ltd.

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at bnt.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and reflect management’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “intend,” “plan,” “will,” “may” and similar expressions. In particular, the forward-looking statements in this news release include statements regarding the expected closing of the Transaction and receipt of related regulatory approvals.

These forward-looking statements are based on reasonable estimates, beliefs and assumptions, but are subject to significant business, economic, competitive and other risks and uncertainties, described from time to time in Brookfield’s filings with securities regulators in Canada and the United States, that could cause actual results to differ materially from those contemplated or implied by such statements. Readers are cautioned not to place undue reliance on forward-looking statements, which are made as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements.

2 | Brookfield Wealth Solutions Ltd.